EXHIBIT 21
SUBSIDIARIES OF BOWFLEX INC.

     Nautilus, Inc., a Washington corporation
    Nautilus Fitness Canada, Inc., a Canadian corporation
    Nautilus (Shanghai) Fitness Co., Ltd., a Chinese corporation
    Nautilus (Shanghai) Fitness Equipments Co., Ltd., a Chinese corporation
    Nautilus Fitness International, B.V., a Netherlands corporation
    Nautilus Fitness UK Ltd., a United Kingdom corporation
Nautilus Switzerland AG, a Swiss corporation